                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

            Form 10-K    Form 20-F    Form 11-K  X Form 10-Q    Form N-SAR
       ---            ---          ---          ---          ---

                     Commission file number  0-27727
                                            ---------

                               Gene-Cell, Inc.
                       -----------------------------
                          Full Name of Registrant

                                    N/A
                                   -----
                         Former Name of Registrant


                              1010 Hercules
                         -----------------------
                   Address of Principle Executive Offices

                          Houston, Texas 77058
                       --------------------------
                        City, State and Zip Code

PART II - Rules 12b-25 (b) and (c)

If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X   (a)  The reasons described in reasonable detail in Part III of this
----- form could not be eliminated without unreasonable effort of expense;

  x       (b)  The subject annual report, semi-annual report, transition
----- report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statements or other exhibit required by
-----     Rule 12b-25 (c) has been attached if applicable.

                            Part III - Narrative

The Company was delayed in compiling certain financial information necessary for it to complete its financial statements for the quarter
ended September 30, 2000.   This delay could not be avoided without
unreasonable effort or expense. The Company expects to complete the financial statements and file its quarterly report on Form 10 QSB on or before November 20, 2000.

There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal quarter that will be reflected by the earnings statements to be included in the subject report or portion thereof.
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Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

    Brian Davis              (281)           461-7996
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        Name               Area Code      Telephone Number

2. Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).


       X   Yes      No
     -----     -----
2. There are not any significant changes anticipated in the results of operations from the corresponding period of the last fiscal year that will be reflected by the earnings statements to be included in the subject report portion thereof.


                              Gene-Cell, Inc.
                      -------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     November 15, 2000                      /S/ Brian R. Davis
                                           ----------------------------
                                           Brian R. Davis
                                           President


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